**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# SCHEDULE 13D
**(Rule 13d-101)**

**INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT**
**TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO**
**RULE 13d-2(a)**

**Under the Securities Exchange Act of 1934**
**(Amendment No. __)\***

Quipp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

748802105
(CUSIP Number)

James H. Wooten, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026
Telephone: (847) 724-7500

Copy to:

Maryann A. Waryjas, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, Illinois 60661
Telephone: (312) 902-5461
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

**Note:** Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

\*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1 | NAME OF REPORTING PERSON<br><br>Illinois Tool Works Inc. | | | |
|---|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | | (a)☐<br>(b)☐ |
| 3 | SEC USE ONLY | | | |
| 4 | SOURCE OF FUNDS<br>OO | | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) | | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br>Delaware | | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | | 7 | SOLE VOTING POWER<br>0 | |
| | | 8 | SHARED VOTING POWER<br>171,433.642 shares | |
| | | 9 | SOLE DISPOSITIVE POWER<br>0 | |
| | | 10 | SHARED DISPOSITIVE POWER<br>0 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br>See Row 8 above. | | | ☐ |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br>11.6 percent[1] | | | |
| 14 | TYPE OF REPORTING PERSON<br>CO | | | |

---

[1]     Based on 1,477,746 shares of common stock of Quipp, Inc. ("Quipp") outstanding as of March 26, 2008, as represented by Quipp in the Merger Agreement (as defined below).

## ITEM 1.    SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Quipp, Inc., a Florida corporation ("Quipp").  The principal executive offices of Quipp are located at 4800 N.W. 157th Street, Miami, Florida 33014.

## ITEM 2.    IDENTITY AND BACKGROUND

This statement is being filed by Illinois Tool Works Inc., a Delaware corporation ("ITW").  ITW's principal address is 3600 West Lake Avenue, Glenview, Illinois 60026.  ITW's principal business is the worldwide manufacture of highly engineered products and specialty systems.   The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of ITW is set forth on Annex I attached hereto and incorporated herein by reference.

During the last five years, neither ITW, nor, to the best of ITW's knowledge, any of the persons listed on Annex I, has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

## ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in Item 4, the shares of Common Stock to which this Statement relates have not been purchased by ITW, and thus no funds were used for that purpose.

Quipp, ITW and Headliner Acquisition Corporation, a Florida corporation and wholly-owned subsidiary of ITW ("HAC"), have entered into an Agreement and Plan of Merger dated March 26, 2008 (the "Merger Agreement"), pursuant to which Quipp will be acquired by ITW pursuant to the terms and conditions of the Merger Agreement.  The Merger Agreement provides that, at the effective time of the Merger, each share of Common Stock issued and outstanding (excluding, if applicable, shares held by ITW or HAC, and shares of Common Stock held by shareholders who properly exercise their rights of appraisal under Florida law) will be converted into the right to receive in cash, without interest, an amount per share between $4.30 and $5.65, dependent upon the cash and indebtedness positions of Quipp at the closing of the transaction.  ITW presently expects that the cash for which the Common Stock will be exchanged will be paid by a paying agent retained by ITW for this purpose and will be funded from ITW's cash on hand and other working capital resources.  A copy of the Merger Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.

The Merger Agreement provides ITW with the right to terminate the Merger Agreement if certain shareholders of Quipp (each, a "Vote Supporter" and collectively, the "Vote Supporters")[2] did not execute and deliver to ITW, within a short time after the Company delivered the executed Merger Agreement to ITW, a support agreement committing to vote their shares in favor of approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.  The Vote Supporters executed and

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[2]    The Vote Supporters are Michael S. Kady,  Cristina H. Kepner, William A. Dambrackas, Lawrence J. Gibson, JDL Partners, LP, Arthur J. Rawl and Robert C. Strandberg.  The Vote Supporters beneficially own 171,433.642 shares of Common Stock.

delivered the Support Agreement dated March 26, 2008 (the "Support Agreement"), to ITW and HAC on March 26, 2008. A copy of the Support Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.

In the Support Agreement, the Vote Supporters agreed to certain conditions, obligations and restrictions including, without limitation, those conditions, obligations and restrictions described in Item 4. ITW did not pay additional consideration to the Vote Supporters in connection with the execution and delivery of the Support Agreement.

## ITEM 4.     PURPOSE OF TRANSACTION

The purpose of the Support Agreement is to secure votes in favor of the transactions contemplated by the Merger Agreement. Pursuant to the Support Agreement, each Vote Supporter has agreed that the Vote Supporter will appear (or cause his, her or its shares of Common Stock to be counted as present) and vote (or cause to be voted) his, her or its Common Stock, at any shareholder meeting (annual or special, and at each adjourned or postponed meeting) or in any other circumstances (including any action sought by written consent) upon which a vote or other consent or approval is sought with respect to the Merger, (A) in favor of the approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger; (B) in favor of the approval of any other matter to be approved by the shareholders of Quipp to facilitate the transactions contemplated by the Merger Agreement, including the Merger; (C) against any Takeover Proposal (as defined in the Merger Agreement) or any transactions contemplated thereby; (D) against any proposal made in opposition to, or in competition or inconsistent with, the Merger Agreement, including the adoption thereof or the consummation thereof; (E) against any extraordinary dividend, distribution or recapitalization by Quipp or change in Quipp's capital structure (other than pursuant to or explicitly permitted by the Merger Agreement); and (F) against any action or agreement that would reasonably be expected to prevent or delay the Merger or result in any condition to the consummation of the Merger not being fulfilled. The Support Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the written agreement of ITW and HAC to terminate the Support Agreement.

In addition, in accordance with the Support Agreement, each Vote Supporter has agreed to notify ITW of, and make subject to the Support Agreement, each new share of Common Stock and each outstanding and unexercised option, warrant, right, call, convertible security, right to subscribe, conversion right or other agreement or commitment to which Quipp is a party or which is binding upon Quipp providing for the issuance or transfer by Quipp of additional shares of capital stock of Quipp, whether vested or unvested (collectively, the "Company Stock Rights"), of which a Vote Supporter acquires beneficial ownership. Each Vote Supporter has also agreed to restrict transfer on any shares of Common Stock or any Company Stock Rights beneficially owned by such Vote Supporter, to waive any rights of appraisal and to revoke any and all previous proxies granted with respect to any shares of Common Stock beneficially owned by such Vote Supporter and has granted to ITW a proxy appointing ITW as such Vote Supporter's attorney-in-fact and proxy, for and in such Vote Supporter's name, to be counted as present and to vote (including by written consent, if applicable), or otherwise to act on behalf of the Vote Supporter with respect to any shares of Common Stock beneficially owned by such Vote Supporter.

At the effective time of the Merger, HAC will merge into Quipp at which time the separate corporate existence of HAC will cease and Quipp will become the surviving corporation of the Merger.  Upon the occurrence of the Merger, (a) Quipp's articles of incorporation and bylaws will be the articles of incorporation and bylaws of the surviving corporation until thereafter changed or amended as provided by applicable law, and (b) unless otherwise determined by ITW prior to the Merger, the officers and directors of HAC will be the officers and directors of the Surviving corporation and each of its subsidiaries, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving corporation.

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding (excluding, if applicable, shares of Common Stock owned by ITW or HAC, which will be cancelled, and shares of Common Stock held by shareholders who properly exercise their rights of appraisal under Florida law) will be converted into the right to receive in cash, without interest, an amount per share equal to $5.65, subject to certain adjustments based on the cash and indebtedness of Quipp at the closing of the transaction.  Quipp is not required to proceed with the transaction if the cash consideration to be paid, after such adjustments, is less than $4.30 per share.  In addition, in accordance with the Merger Agreement, at the effective time of the Merger, all Company Stock Rights, whether vested or unvested, and including Company Stock Rights held by any of the Vote Supporters, will be cancelled and extinguished and no payment will be made in respect thereof.

If the Merger is consummated as planned, ITW anticipates that Quipp will become a wholly-owned subsidiary of ITW and that ITW will seek to cause the Common Stock to be delisted from the NASDAQ Capital Market and to be deregistered pursuant to Section 12(g)(4) of the Act.

Except as set forth herein, ITW has no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

The foregoing summary of certain provisions in the Merger Agreement and the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.  The Merger Agreement and the Support Agreement have been attached to provide investors with information regarding their terms.  They are not intended to provide any other factual information about ITW, HAC or Quipp.  In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosures provided by Quipp to ITW and HAC in connection with the signing of the Merger Agreement.  These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.  Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Quipp, on the one hand, and ITW and HAC, on the other hand, rather than establishing matters as facts.  Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Quipp, ITW or HAC.

## ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Apart from the terms and conditions set forth in the Support Agreement, ITW is not entitled to any rights of a shareholder of Quipp.  ITW does not, other than as set forth in the Support Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.  As a result of the Support Agreement, ITW may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Act) the following securities:

(a)   Number of shares:  171,433.642 shares

Percentage of shares:  11.6 %[3]

(b)   Sole power to vote or direct the vote:  0 shares

Shared power to vote or direct the vote:  171,433.642 shares

Sole power to dispose or to direct the disposition:  0 shares

Shared power to dispose or to direct the disposition:  0 shares

(c)   Except as set forth or incorporated herein, neither ITW nor, to the best of ITW's knowledge, any person named on Annex I has effected any transaction in the Common Stock in the past 60 days.

(d)   To the best of ITW's knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Vote Supporters, other than the Vote Supporters.

(e)   Not applicable.

## ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3 and 4 of this Statement, which descriptions are incorporated herein by reference in response to this Item 6, to the best of ITW's knowledge, there is no contract, arrangement, understanding or relationship (legal or otherwise) among any of the persons named in Item 2 and between such persons and any other person with respect to any securities of Quipp, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (and incorporated by reference herein):

Exhibit 99.1:   Agreement and Plan of Merger dated March 26, 2008 by and among Illinois Tool Works Inc., Headliner Acquisition Corporation and Quipp, Inc. (filed as Exhibit 99.1 to Quipp's Current Report on Form 8-K dated March 27, 2008 and incorporated herein by reference).

Exhibit 99.2:   Support Agreement dated March 26, 2008 by and among Illinois Tool Works Inc., Headliner Acquisition Corporation and certain shareholders of Quipp, Inc. (filed as Exhibit 99.2 to Quipp's Current Report on Form 8-K dated March 27, 2008 and incorporated herein by reference).

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[3]   Based on 1,477,746 shares of common stock of Quipp outstanding as of March 26, 2008, as represented by Quipp in the Merger Agreement.

## <u>Signature</u>

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 3rd day of April, 2008

**ILLINOIS TOOL WORKS INC.**

By: <u>/s/ James H. Wooten, Jr.</u>
Name: James H. Wooten, Jr.
Its:  Senior Vice President, General Counsel and
       Corporate Secretary

**ANNEX I**

**Directors and Executive Officers of Illinois Tool Works Inc.**

The name, title, present principal occupation or employment and residence or business address of each of the directors and executive officers of Illinois Tool Works Inc. ("ITW") are set forth below.  All of the directors and executive officers of ITW, other than Juan Valls, are citizens of the United States of America.  Mr. Valls is a citizen of Spain.  Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within ITW and, where applicable, the business address for each individual not principally employed by ITW is also the address of the corporation or other organization that principally employs that individual.  The principal address of ITW is 3600 West Lake Avenue, Glenview, Illinois 60026.

**<u>Executive Officers</u>**

| <u>Name</u> | <u>Present Position with ITW</u> |
|---|---|
| Sharon M. Brady | Senior Vice President, Human Resources |
| Robert E. Brunner | Executive Vice President |
| Russell M. Flaum | Executive Vice President |
| Philip M. Gresh, Jr. | Executive Vice President |
| Thomas J. Hansen | Vice Chairman |
| Craig A. Hindman | Executive Vice President |
| Ronald D. Kropp | Senior Vice President and Chief Financial Officer |
| Roland M. Martel | Executive Vice President |
| David C. Parry | Executive Vice President |
| E. Scott Santi | Executive Vice President |
| David B. Speer | Chairman and Chief Executive Officer |
| Allan C. Sutherland | Senior Vice President, Taxes and Investments |
| Juan Valls | Executive Vice President |
| Jane L. Warner | Executive Vice President |
| James H. Wooten, Jr. | Senior Vice President, General Counsel and Corporate Secretary |
| Hugh J. Zentmyer | Executive Vice President |

## Directors

|                        | Present Principal Occupation or Employment and Residence or Business Address |
| Name | (Principal Business of Employer) |
| --- | --- |

William F. Aldinger

President, Chief Executive Officer and Director
Capmark Financial Group Inc., a commercial real estate finance company
411 Borell Avenue, Suite 320
San Mateo, California 94401

Michael J. Birck

Chairman
Tellabs, Inc., a company that designs, manufactures, markets and services voice and data equipment
One Tellabs Center
1415 West Diehl Road
Naperville, Illinois 60563

Marvin D. Brailsford

Retired Vice President
Kaiser-Hill Company LLC, a construction and environmental services company
7445 Prestwick Circle
Beaumont, Texas 77707

Susan Crown

Vice President
Henry Crown and Company, a business with diversified investments
222 North LaSalle Street, Suite 2000
Chicago, Illinois 60601

Don H. Davis, Jr.

Retired Chairman of the Board
Rockwell Automation, Inc., a leading global provider of industrial automation
777 East Wisconsin Avenue, Suite 3015
Milwaukee, Wisconsin 53202

Robert C. McCormack

Advisory Director
Trident Capital Inc., a venture capital firm
270 East Westminster, Suite 300
Lake Forest, Illinois 60045

Robert S. Morrison

Retired Vice Chairman
PepsiCo, Inc., a beverage and food products company
600 East Westminster
Lake Forest, Illinois 60045

James A. Skinner

Vice Chairman and Chief Executive Officer
McDonald's Corporation, a restaurant chain
2915 Jorie Boulevard
Oak Brook, Illinois 60523

Harold B. Smith

Retired Officer
Illinois Tool Works Inc.

David B. Speer

Chairman and Chief Executive Officer
Illinois Tool Works Inc.

|  | **Present Principal Occupation or Employment and Residence or Business Address** |
| <u>**Name**</u> | **(Principal Business of Employer)** |

Pamela B. Strobel

Retired Executive Vice President and Chief Administrative Officer of Exelon Corporation, an electric and gas utility company, and Retired President of Exelon Business Services Company, the central service provider to the Exelon enterprise
44 Woodley Road
Winnetka, Illinois 60093